VALIANT HEALTH CARE, INC.
(f/k/a WILLING HOLDING, INC.)
210 N. UNIVERSITY DRIVE
SUITE 810
CORAL SPRINGS, FL 33071
(954) 755-5564

July 30, 2010

VIA Edgar
Securities and Exchange Commission
100 F Street
Washington, D.C. 20549
Attention:  Chris Harley
Mail Stop 4720

Re:	Willing Holding, Inc./Form 8-K Filed June 10, 2010
Commission File No. 000-53496

Dear Ms. Harley:

On behalf of Valiant Health Care, Inc. (f/k/a Willing Holding, Inc.), this letter will respond to your June 14, 2010 letter.  The responses below correspond by number to those in your letter.

1.	We have amended the Form 8-K to disclose the information requested.
2.	We have included a new letter from the former auditor as Exhibit 16.1 as requested.

Please do not hesitate to contact me at 954-755-5564 or jklapper@valianthealthcare.com in the event that you have any questions or need further information.

Sincerely

/s/ Jon H. Klapper
Jon H. Klapper, Esq.*
In-House Counsel

*Admitted in GA and IN only
Authorized House Counsel in FL